Exhibit 99.1

Engine Media Announces Effectiveness of Registration Shelf and Listing Date for Nasdaq Global Market

The Engine Shelf Has Been Deemed Effective by the SEC

Engine to Begin Trading on the Nasdaq on June 17, 2021 Under the Ticker Symbol “GAME”

TORONTO, ON, Canada – June 15, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; OTCQB: MLLLF), a company focused on developing premium consumer experiences, as well as, technology and content solutions for partners in the esports, news and gaming sectors, today announced that a final short form base shelf prospectus (with the securities regulators in each province of Canada, except for the Province of Québec) previously filed on March 25, 2021 (the “Shelf Prospectus”), and a corresponding shelf registration statement on Form F-10 (the “Registration Statement” and, together with the Shelf Prospectus, the “Engine Shelf”) has been deemed effective by the U.S. Securities and Exchange Commission (“SEC”).

The prospectus and registration statement allows the Company to offer up to US$150 million of common shares, preference shares, warrants, subscription receipts, debt securities, units, or any combination thereof (“Securities”) during the 25-month period that the shelf prospectus is effective. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

Engine also announced that trading on the Nasdaq Global Market (“Nasdaq”) is expected to commence on June 17, 2021 under the ticker symbol “GAME.” The Company will also retain its listing on the TSX Venture exchange under the symbol “GAME.” Engine’s approval for Nasdaq listing was previously announced in a press release on June 7, 2021.

“We are immensely proud to announce these significant milestones as we continue to grow and enhance Engine’s profile within the U.S. capital markets, while attracting new investors and reinforcing our commitment to existing investors,” said Lou Schwartz, CEO of Engine Media. “Our U.S. shelf registration statement is now effective as well, which was one the steps that we have taken as part of our positioning to uplist on the Nasdaq.”

Tom Rogers, Executive Chairman, added, “We got GAME,” referring to the company’s new trading symbol. “We are excited to become a publicly-traded company on the Nasdaq, introduce Nasdaq investors to the Engine Media story and solidify our position at the forefront of gaming technology, content and data solutions. We are also grateful for the Engine Shelf being deemed effective as we continue to offer unique experiences and solutions in the esports, news and gaming sectors.”

Engine Media has filed the shelf prospectus and corresponding registration statement in order to provide the Company with greater financial flexibility going forward.

A copy of the final short form base shelf prospectus can be found on SEDAR at www.sedar.com and a copy of the registration statement can be found on EDGAR at www.sec.gov. A copy of the prospectus and registration statement may also be obtained on request without charge from the Secretary of the Company at its head office at 33 Whitehall Street, 8th Floor, New York, NY 10004.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale, of the Securities in any province, state, or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration of such Securities under the securities laws of any such jurisdiction.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLF) and once uplisted on the Nasdaq under the ticker symbol “GAME”. The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to the performance of Engine’s stock price and business operations and its ability to raise financing. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321